Exhibit 16.1

November 26, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated November 26, 2008, of Movie Gallery, Inc. and are in agreement with the statements contained in the second sentence of paragraph 1, paragraph 4, paragraph 5, and the first sentence of paragraph 8 on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP